Maxim Group LLC

November 6, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc. (the “Company”) Registration Statement on Form S-1, as amended File Number: 333-233830

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 5, 2019, in which we, Maxim Group LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, November 7, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

MAXIM GROUP LLC

By: /s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director,
Head of Investment Banking